FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                               For: April 03, 2000
                                    March 27, 2000
                                    March 20, 2000
                                    March 13, 2000
                                    March 06, 2000


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)





                              Suite 4, 9/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                             Tsim Sha Tsui, Kowloon
                                    Hong Kong

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


     NAM TAI ELECTRONICS, INC. EXTENDS WARRANT EXPIRY DATE

VANCOUVER, CANADA April 3, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that its Board of Directors has authorized a two year extension of the expiration date of its outstanding publicly traded warrants (the "Warrants"). Accordingly, the Company and its Warrant Agent have entered into an agreement to amend the Warrant Agreement dated November 24, 1997 that governs the Warrants, changing the expiration date of the Warrants from November 24, 2000 to November 24, 2002. Nam Tai currently has approximately 3,000,000 publicly traded Warrants outstanding.

No other changes to the Warrants have been made. Consequently, as amended, each Warrant is exercisable to purchase one Common Share of Nam Tai at a price of $20.40 per share at any time until November 24, 2002. The Warrants are redeemable by the Company at any time at $0.05 per Warrant if the average closing sale price of the Common Shares for 20 consecutive trading days within the 30-day period preceding the date the notice is given equals or exceeds $25.50 per share. In the event that the Company exercises the right to redeem the Warrants, a holder would be forced to either sell or exercise the Warrants within 30 days of the notice of redemption, or accept the redemption price.

CANCELLATION OF SHARE REPURCHASE PROGRAM

Nam Tai today announced the termination of its share repurchase program. Since the commencement of the repurchase program on January 13, 1998 the Company has purchased 2,292,800 of its common shares at an average price of $13.72.

FILING OF 1999 ANNUAL REPORT ON FORM 20-F

The Company announced the electronic filing of its 1999 annual report on Form 20-F with the U.S. Securities and Exchange Commission ("SEC") in Electronic Data Gathering and Retrieval ("EDGAR") format. The filing is available through the Company's website at www.namtai.com or from the EDGAR Archives section of the SEC's website at www.sec.gov. Alternatively, a paper copy of the document is available from Nam Tai's investor relations representatives at 1-800-661-8831.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


             NAM TAI ELECTRONICS, INC. INVESTS IN INTERNET NETWORK
                        WWW.ECHOLAW.COM IN SHANGHAI, PRC

VANCOUVER, CANADA March 27, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced that on March 22, 2000, Red Net Technology Co., Ltd. ("Red Net") and Namtai Electronic (Shenzhen) Co., Ltd., Nam Tai's wholly owned China based manufacturing subsidiary, entered a conditional contract of investment under which Nam Tai will invest in Red Net to finance their expansion of "www.echolaw.com" in Shanghai - the biggest city in the People's Republic of China ("PRC"). The contract of investment is subject to final government approval.

Red Net is a Silicon Valley style internet company in Shanghai and has operated for more than one and a half years, backed up and supported by the Legal Affairs Office of Shanghai Municipal People's Government and the Administrative Legal Affairs Institute of Shanghai Municipality PRC Government and in the same office.

Red Net aims to make www.echolaw.com the largest legal affairs website in China, contributing to help build and strengthen the legal infrastructure and institutions in China. www.echolaw.com is currently available in Chinese and English, with a Japanese version now under development.

Nam Tai's investment holding represents an interest of just under 50% in Red Net. Nam Tai will develop hardware (PDA) products in the future for this business.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


      NAM TAI ELECTRONICS, INC. ANNOUNCES NEW TELECOM BUSINESS DEVELOPMENTS

VANCOUVER, CANADA March 20, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced recent new business developments for its subsidiary Namtai Telecom (Hong Kong) Company Ltd.

TELECOMMUNICATION  BUSINESS  UPDATE

1. CT1/CT1+  CORDLESS PHONES FOR EUROPE

The Company has successfully finalized the development of NTP 2000 (a new 900 MHz cordless phone model) and obtained type approval in Germany. Orders for this new model were received from Metro MGE Einkauf GmbH ("Metro") for the German market. Metro is Europe's largest telephone distribution company. Orders were also received from Master S.P.A. of Italy; however, type approval for Italy is still in process.

The Company also confirmed that it continues decreasing its inventory of finished goods for Daewoo Electronics Deutschland GmbH, and the outstanding balance will be shipped out within two months to totally resolve the inventory build-up of these products.

2. FAMILY  RADIO SYSTEM

The Company has received initial orders from Korean company Headline Electronics Co., Ltd. for 177,000 Family Radio System ("FRS") units to be sold in the North American market to RadioShack, a Division of Tandy Corporation and Midland
Consumer Radio Ltd. One million units for Radioshack and 600,000 units for Midland order forecasts for one year have been received.

3.  DIGITALLY  ENHANCED  CORDLESS TELEPHONES  ("DECT")

The Company has finalized cosmetic designs for two DECT models and orders have been received from Master S.P.A. in Italy.

DECT LICENSE FROM  PHILIPS

The Company paid a license fee to Philips Electronic Building Elements Industries (Taiwan) Ltd. ("Philips") and obtained the DECT license. The license is used by Nam Tai to develop its own DECT products using Time Division Multiple Access ("TDMA") technology. Philips provided Nam Tai with the core software for DECT allowing Nam Tai to develop its own DECT with its own man-machine interface. Philips provided Nam Tai with the software package and demonstration boards which allow Nam Tai to develop DECT.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


          NAM TAI ELECTRONICS, INC. REDUCES INVESTMENT HOLDINGS IN GSL

VANCOUVER,CANADA March 13, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced the reduction of its ownership position in Group Sense (International) Ltd. ("Group Sense"), a Hong Kong publicly listed company (Hang Seng company # 601) from 20% to 10% with the liquidation of 100 million shares by private placement. Nam Tai invested $16.5 million in May 1998 acquiring 205 million Group Sense common shares.

The Company's decision was made with the mutual understanding of, and in co-operation with, Group Sense's management to foster continued growth in Group Sense. Nam Tai also benefits, realising a profit from its investment.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules and, in the near future, rechargeable lithium ion battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


   NAM TAI ELECTRONICS, INC. ANNOUNCES ADVANCES IN MP3 AND G.729 TECHNOLOGIES

VANCOUVER, CANADA March 6, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced developments of advanced technologies from two of its subsidiary companies, Shenzhen Namtek Co. Ltd. ("Namtek") and Zastron Plastic & Metal Products (Shenzhen) Ltd. ("Zastron").

MP3 DECODER

Namtek announced the successful development of MP3 decoder. This follows one year of in-house research and development activities during which it successfully developed a middleware for MP3 decoder. The completed demo board will help Nam Tai demonstrate to its customers its ability to integrate MP3 technology into a variety of hand held consumer electronic devices.

MP3 is music compression technology that allows users to download CD-quality music from the internet, and is changing the way music is sold and delivered to customers. Eventually, Nam Tai would like to integrate MP3 functionality into a variety of hand-held electronic products for its customers including PDA's and Palm-sized PC's.

G.729 DIGITAL AUDIO COMPRESSION/DECOMPRESSION TECHNOLOGY

Namtek implemented the compression (encoder) and decompression (decoder) technology specified in the G.729A, on PC and NEC 32bit RISC CPU. Nam Tai foresees future requirements on this technology for speaking dictionary type products.

The  G.729  is  a  digital  audio   compression/decompression   technology   for
transmission and storage. G.729, also referred to as CS-ACELP, was adopted by the ITU as a standard in 1995.

As G.729 can compress speech to a relatively low bit rate (8kbps) with similar quality of 32kbps ADPCM, with moderate delay and processing requirements, G.729 has become a popular choice in many applications that embraced ADPCM in the past. Applications such as teleconferencing, visual telephony, voice over Internet, cellular phones and other wireless applications, where quality, delay, and bandwidth are important, will benefit immediately from this technology.
G.729 is also used for speech recording applications such as digital speech recorder and telephone answering machine.

G.729 is now more than ever on its way to become the worldwide standard for the telephone industry. The inter-operability has the advantage of eliminating the need for transcoding. The signal quality is thus preserved and maximized. It is foreseen that soon all multimedia systems will be made compatible with G.729.

ELECTRO LUMINESCENT PANELS, TOUCH PANELS, AND FLEXIBLE PRINTED CIRCUITS

Zastron announced the successful development of three new technologies. First is Electro Luminescent (EL) Panels used as LCD back-lighting for LCD modules, notebook computers, games, electronic dictionaries, LCD watches, and many other uses. Second, it has successfully developed a touch panel, which can be incorporated into PDA products, home appliances, and other products. Third is the development of double-edged flexible printed circuits: new precise wire products. These advanced technologies were developed as Zastron received requests from its customers to increase its emphasis on higher technology products.

Zastron reports that its customer orders continue to increase, including orders for its newly developed technologies. Located on the same campus as Nam Tai's main factory, Zastron is principally engaged in silk screening metal and PVC products, many of which are used by the Company's principal manufacturing subsidiary. Zastron also produces products for a respected list of unrelated companies including General Electric International, Inc. and Shunde Whirlpool Electrical Appliance Company Limited of China.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules and, in the near future, rechargeable lithium ion battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectations for the new technology is uncertain and dependant upon many factors including its ability to successfully commercialize its research and development work in a timely manner and other new competing technology developments. Other factors that might cause differences in this and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the years ended December 31, 1998.

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.





                                            For and on behalf of
                                            Nam Tai Electronics, Inc.


                                            /s/ TADAO MURAKAMI
                                            ------------------------
                                            Tadao Murakami, Chairman


Date:  April 5, 2000